Faegre Drinker Biddle & Reath LLP
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Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
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www.faegredrinker.com

April 30, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PENN Capital Funds Trust (the “Trust”)
Preliminary Proxy Materials
File Nos. 333-200168 and 811-23011

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, please find a copy of the Trust’s Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and Form of Proxy (collectively, the “Proxy Materials”).  These Proxy Materials are being filed in connection with a Special Meeting of Shareholders of the Trust (the “Special Meeting”) being held to (i) approve a new advisory agreement between the Trust, on behalf each series of the Trust (each, a “Fund”), and Penn Capital Management Company, LLC (“Penn Capital”), each Fund’s current investment adviser, as a result of a transaction involving a change of control of Penn Capital; (ii) elect eight nominees to the Board of Trustees of the Trust; and (iii) consider any other business that may properly come before the Special Meeting or any adjournment thereof.

Questions and comments concerning the enclosed materials may be directed to me at (215) 988-2641.

Very truly yours,

/s/ Thomas J. Keefe

Thomas J. Keefe